UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ________

Commission File No.: 2-81353

A:	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE UNION CENTER NATIONAL BANK
401(k) PROFIT SHARING PLAN

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

Table of Contents

The Union Center National Bank 401(k) Profit Sharing Plan
Financial Statements as of and for the year ended
December 31, 2006
Page(s)
Report of Independent Registered Public Accountant Firm	3
Financial Statements
Statement of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-10
Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit Index	13

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accountant Firm

To the Board ,Participants and Administrator of
The Union Center National Bank
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financials, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-1-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”.

/s/ Weiser, LLP
Edison, NJ
April 25, 2008

The Union Center National Bank 401(k) Profit Sharing Plan
Statement of Net Assets Available for Benefits
December 31, 2006
Assets
Investments at fair value
Money market and checking accounts	$26,972
Mutual funds	1,930,637
Indexed fixed fund	1,103,694
Center Bancorp Inc. - Common Stock	861,383
Loans to participants	157,182
Total investments	4,079,868

Net assets available for benefits	$4,079,868

The accompanying notes are an integral part of these financial statements.

The Union Center National Bank 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2006

Additions
Additions to net assets attributable to:
Investment income
Net appreciation in fair value of investments held by insurance company	$240,952
Net appreciation of investments in common stock	253,880
Interest and dividends	27,516
Total investment income	522,348

Participant contributions	440,413
Employer contributions	155,244
Rollovers	90,137
Total additions	1,208,142

Deductions
Deductions in net assets attributable to:
Benefits paid to participants	510,319
Total deductions	510,319

Net increase	697,823

Net assets available for benefits
Beginning of year	3,382,045

End of year	$4,079,868

The accompanying notes are an integral part of these financial statements.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006

1.	Description of Plan

General

The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) is a 401(k) plan covering all eligible employees of The Union Center National Bank (the “Company” or “Plan Sponsor”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

Eligibility

All employees age 21 and over are eligible for participation in the Plan on the first entry date of the month following attainment of one year and 1000 hours of service.

Contributions

Participants may contribute between 2% to 90% of pre-tax annual compensation which is subject to the Internal Revenue Service limitations.

Employer Contributions

Contributions were made by the Plan Sponsor in amounts equal to 50 cents for each dollar of the participants’ contributions up to 6% of the participants’ earnings, as defined in the Plan. Effective September 30, 2007, the Company will increase its contribution to $1.00 for each dollar of the participant's contribution up to 6% of the participant's earnings, as defined in the Plan.

Vesting

A participant is fully vested at all times in their employee contributions and income thereon. Employer contributions and income thereon vest at the rate of 20% for each year of service, as defined in the Plan. After five years of participation, a participant is 100% vested in employer contributions.

Payment of Benefits

A participant’s vested interest in the Plan’s assets is distributable generally upon termination, disability, retirement or death. Participants may withdraw from their individual accounts pursuant to specific guidelines as set forth in the Plan.

Participant Accounts

Investments are participant directed. Investment options include a varied selection of mutual funds as well as Center Bancorp Inc. common stock.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006

Forfeitures

Any amounts not vested upon the termination of a participant may be used to offset future employer matching contributions.

Participant Loans

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of their vested account balance, not to exceed $50,000. Loans must be fully repaid through payroll deductions within 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the current prime rate plus 1 percentage point.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and charges therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value. The Center Bancorp, Inc. common stock is valued at the last reported sales price on the last business day of the calendar year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006

As required by the FSP, investments in the accompanying Statement of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on either the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits for any period presented.

Payment of Benefits

Benefits are recorded when paid.

3.	Investment Contract with Insurance Company

The Plan entered into a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide”). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statement of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2006 was equal to the contract value. The average yield and crediting interest rates was approximately 3.06% for 2006. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Nationwide. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006

4.	Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2006 are as follows:

Center Bancorp, Inc.	$861,383
BOA-Index Fixed Fund	$1,103,694
Oakmark Equity and Income Fund II	$290,153
Alliance Bernstein International Value Fund	$262,389

During 2006, the Plan’s investments (including gains and losses on investments held during the year) appreciated in value by $494,832 as follows:

Mutual funds	$211,508
Indexed fixed fund	29,444
Common stock	253,880

$494,832

5.	Tax Status

The Plan obtained its latest determination letter dated January 11, 2002, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Related Party Transactions

Nationwide Life Insurance Company, the custodian of the Plan, manages certain plan investments. Therefore, these transactions qualify as party-in-interest transactions and are denoted as such on the supplemental schedule of assets (held at end of year). The Plan maintains a checking account at the Union Center National Bank (the “Bank”) and invests in Center Bancorp, Inc. common stock, the parent corporation of the Bank, which qualify as party-in-interest transactions.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006

7.	Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable equity securities. Such securities are subject to various risks that determine the value of the funds. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

The Plan also holds investments in the Plan Sponsor’s common stock and accordingly, Plan participants’ accounts that hold shares of the Plan Sponsor’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of plan termination, plan participants will become 100% vested in their employer contributions and are entitled to full distribution of such amounts.

The Union Center Bank 401(k) Profit Sharing Plan
Schedule of Assets (Held at End of Year)
(Line 4i of Schedule H to the 2006 Form 5500)
EIN: 22-1342912 - Plan Number: 002
December 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date
		Rate of Interest,
	Identity of Issuer, Borrower,	Collateral Par		Current
	Lessor or Similar Party	or Maturity Date	Cost	Value
	Mutual Funds:
	Oakmark	Oakmark Equity & Income Fund II		$290,153
	Alliance Bernstein	Alliance Bernstein International Value Fund		262,389
	STI Classic	STI Classic Small Cap Value Equity		198,181
	JP Morgan	JPM Mid Cap Value		200,780
	Oakmark	Oakmark Fund Class II		173
	American Funds	AMCAP Fund Class B3		151,113
	Excelsior	Excelsior Value & Retruc Fund		129,420
	Van Kampen	Van Kampen Global Value Equity		2,707
	Delaware	Delaware Ext. Duration Bond A		62,116
	American Funds	Growth Fund of America R3		147,593
	Legg Manson	Legg Manson Large Cap Growth A		60,571
	Heritage	Heritage Diversified Growth A		59,132
	Pimco	Pimco Total Return Fund Class A		62,519
	Harbor	Harbor Small Cap Growth Fund Inv. CL		47,097
*	Nationwide	Nationwide S & P 500 Index		60,428
*	Nationwide	Nationwide Money Market Fund IC		1,613
	Blackrock	Blkrk Large Cap Value		108,776
	Oppenheimer	Oppenheimer Global		85,876
	Index Funds:
*	Nationwide Life Insurance Company
	of America	BOA - Index Fund		1,103,694
	Money Market:
	Ryan Beck Money Market Account	Money Market		14
	Common Stock:
*	Center Bancorp Inc.	Common Stock		861,383
	Participant loans	Interest ranging from 4.50% to 9.50%		157,182
*	Union Center Bank	Cash		26,958

				$4,079,868

	(*) Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the President and CEO of the Union Center National Bank has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Union Center National Bank 401(k) Profit Sharing Plan

By:	/s/ Anthony C. Weagley
Anthony C. Weagley, President and CEO The Union Center National Bank

Date: April 25, 2008

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm - Weiser, LLP